DENTALSERV.COM

    20 West 55th Street, 5th Floor, New York, New York 10019

                     INFORMATION STATEMENT

    NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS
  PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                    AND RULE 14f-1 THEREUNDER

Approximate Date of Mailing: December 7, 2007

Dear Shareholder:

       This Notice is furnished by the Board of Directors (the "Board") of Dentalserv.com (the "Company" or "DSRV") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the Company's shareholders of a change in control of the Company and a change in the majority of the Board to take effect under the terms of an Agreement and Plan of Merger, dated September 5, 2007 (the "Merger Agreement"), by and between the Company, and Medpro Safety Products, Inc.,a closely held Delaware corporation ("MedPro").

       This Notice was prepared by the Company, except that information about the new directors was furnished to the Company by the new directors. The new directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

       Please read this Notice and the accompanying Information Statement carefully. It contains certain biographical and other information concerning the new directors of the Company. Additional information about the Merger Agreement and the Company is contained in the Information Statement, and the Company's Current Reports on Form 8-K/A filed with the United States Securities and Exchange Commission (the "Commission") on September 10 and November 14, 2007. The Company's periodic reports and accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/cgo-bin/srch-edgar.
---------------------------------------

                        CHANGE IN CONTROL

       On September 5, 2007 the Company entered into an Agreement and Plan of Merger with Medpro Safety Products, Inc., a closely held Delaware corporation. The Merger Agreement provides that MedPro will merge with and into Dentalserv.com with Dentalserv.com as the surviving corporation (the "Reverse Merger"). The Reverse Merger is part of a corporate restructuring through which our controlling shareholder, Vision Opportunity Master Fund, LLC, and other accredited investors (the " Vision Investment Group") will invest $13 million in cash in the combined corporation to acquire newly authorized convertible preferred stock, in units with various common stock purchase warrants. The terms of these securities and the private placement are described in greater detail in the Company's Schedule 14C Information Statement under "The Vision Capital Investment" accompanying this Information Statement and Notice of Change of Control.

       In the Reverse Merger, the 24,879,363 shares of MedPro common stock to be outstanding immediately before it becomes effective will be converted, following a one-for-four reverse split of our Common Stock, into 11,284,696 shares of newly issued shares of DRSV Common Stock.

       As a result of the Reverse Merger and the 1 for 4 reverse split of our Common Stock, the former shareholders of MedPro will hold approximately 85.0 % of the issued and outstanding Common Stock of the combined corporation.

       Upon the effectiveness of the Reverse Merger, the name of the combined corporation will change to "Medpro Safety Products, Inc." (In this Notice, we will sometimes refer to the combined corporation as "New MedPro.") At that time, the current sole director of the Company will be replaced by four persons designated by MedPro. In addition, the current management of MedPro will become the management of New MedPro, and will continue to conduct MedPro's current business.

       This Notice and the accompanying Information Statements will be mailed on or about December 7, 2007, to holders of record of the Company's Common Stock as of the close of business on September 28, 2007. On that date, the Company had 5,605,750 pre-reverse split shares of Common Stock outstanding, its only class of authorized capital stock.


         NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
       IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT
                WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                  ARE REQUESTED NOT TO SEND US A PROXY

            CHANGES IN MANAGEMENT AND THE BOARD OF DIRECTORS

       The Merger Agreement provides that on the effective date of the Reverse Merger transaction, the Company's Director, President and Chief Executive Officer, Dr. Lawrence Chimerine and Mr. Robert Scherne, the Company's Chief Financial Officer and Secretary, will resign as officers of the Company, and Dr. Chimerine, as the Company's sole Director, will appoint W. Craig Turner as Chief Executive Officer of the Company and Walter Weller as President and Chief Operating Officer of the Company.

       In addition, subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, Dr. Chimerine will appoint W. Craig Turner, Gary Peterson, Warren Rustand, and Walter Weller to the Company's board of directors immediately before his own resignation as a director becomes effective. Each will serve until the next annual meeting of the Company's shareholders and his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new directors in connection with the Reverse Merger. The Reverse Merger will take effect no earlier than 20 days after the Company files its Information Statement with the SEC and mails the Information Statement and this Notice to its shareholders.

                   DIRECTORS AND EXECUTIVE OFFICERS

       The following table identifies the individuals who will become the directors and executive officers of the Company.

Name                    Age      Positions
-----------------------------------------------------------------------------
W. Craig Turner         53       Chairman of the Board, Chief Executive
Officer

Gary Peterson           56       Vice Chairman of the Board

Walter Weller           55       President, Chief Operating Officer

Warren Rustand          64       Director

	The following brief biographies contain information about the Company's officers, proposed officers, director and proposed directors. The information includes each person's principal occupations and business experience for at least the past five years. This information has been furnished to the Company by the individuals named. There are no family relationships known to the Company between any of these persons. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the proposed directors or executive officers.

       W. Craig Turner is the founder of MedPro and has been Chairman of its Board of Directors since its inception in 1993. Mr. Turner is also the President and Chairman of the Board of Directors of CRM Companies, Inc., a real estate development company specializing in the development of commercial and industrial properties. At CRM
Properties, Mr. Turner has been directly responsible for the development of more than $250 million in commercial and industrial properties. Previously, Mr. Turner served as Director of Industrial Development for the Commonwealth of Kentucky under then Governors John
Y. Brown and Martha Layne Collins.

       Gary A. Peterson is President and Chief Executive Officer of BATON Development Inc., a virtual incubator for new medical products and services and Managing Member of BATON Ventures LLC and the Venture Partner in Affinity Ventures II LLC, venture capital funds. Since 1991, Mr. Peterson has been the President of Peterson-Spencer-Fansler Company, a capital sourcing and operational consulting company and a General Partner of PSF Advisors, the General Partner of PSF Health Care Fund L.P., a venture capital limited partnership. Mr. Peterson was co-founder and senior executive of Angiomedics Incorporated, which was acquired by Pfizer, Inc. in 1986 and renamed to Schneider USA.

Schneider has since been sold to Boston Scientific. Prior to starting Angiomedics, Mr. Peterson was involved with several medical device companies including Cardiac Pacemakers, Inc. (now Guidant) and Renal Systems, Inc. (now Minntech) in capacities ranging from management positions in sales and marketing to operating positions in product management to corporate long range product planning.

       Walter W. Weller has been President of MedPro since 2003 and VP/COO from the company's inception in 1993. He has been responsible for MedPro's product strategy, building customer relationships with key channel partners, and coordinating day to day activities for the company. Before joining MedPro, Mr. Weller spent approximately nine years working in manufacturing, seven years in financial and operational management, and five years working with financial software design and implementation services.

       Warren Rustand, currently the Managing Partner of SC Capital, has served as a director for more than 40 public, private and not-for-profit organizations, including as Chairman of more than half of those organizations. In the medical field, Mr. Rustand has served as Chairman of Tucson Medical Center, Chairman of Health Partners of Arizona, Chairman of TLC Vision (NASDAQ: TLCV), Chairman of Medical
Body Sculpting, and Chairman of Health Equity, Incorporated. Mr. Rustand also served as Appointment Secretary and Cabinet Secretary to former U.S. President Gerald Ford.


   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
                        AFTER THE REVERSE MERGER

       The following table sets forth information known to us regarding beneficial ownership of our Common Stock as of October 31, 2007 and after giving effect to the completion of the Reverse Merger, by:

  * each person known by us to be the beneficial owner of more than 5% of either class of our common stock;

  *    each of our current executive officers;

  *    each of our directors;

  * each of the persons who will become executive officers or directors upon the completion of the Reverse Merger; and

  *    our executive officers and directors as a group.

   As of the date of this Notice, it was not known how many units individual investors, including Vision, would purchase in the Company's private placement of convertible preferred stock ("Series A Stock") and common stock purchase warrants.. The table below does not reflect the effect of any conversion of Series A Stock or exercise of warrants by Vision or any other investor as a result of the Company's private placement of units or after the Reverse Merger.

                               Shares Beneficially Owned (1)(2)
                          -----------------------------------------------
                                                     As Adjusted for
                                 Current            the Reverse Merger
                          ---------------------    ----------------------
Name                      Number (3)    Percent    Number (3)    Percent
------------------------- ----------    -------    ----------    --------
Vision Opportunity
Master Fund, LLC (4)       1,254,038     89.5%     1,254,038       9.4%

Lawrence Chimerine (4)         3,125        *          3,125         *

Robert Scherne(4)              6,438        *          6,438         *

W. Craig Turner (5)             -0-        --      5,539,632      41.7%

Contd...

                               Shares Beneficially Owned (1)(2)
                          -----------------------------------------------
                                                     As Adjusted for
                                 Current            the Reverse Merger
                          ---------------------    ----------------------
Name                      Number (3)    Percent    Number (3)    Percent
------------------------  ----------    -------    ----------    --------
Gary Peterson (6)               -0-          --     1,606,103      12.1%

Baton Development (6)           -0-          --     1,529,923      11.5%

MPLLI, LLC (7)                  -0-          --     1,361,597      10.3%

Walter Weller (5)               -0-          --       177,657       1.3%

Warren Rustand (8)              -0-          --       593,931       4.5%

Executive Officers
and Directors as a
Group (9)                     9,563           *     7,917.322      59.6%
-------------------------

*  Indicates less than 1%

(1)	Unless otherwise indicated, each of the listed shareholders has sole voting and investment power with respect to the shares.  Under
SEC rules, each a person or group is considered to be the beneficial owner of securities that the person may acquire within 60 days through the exercise or conversion of convertible securities, options, warrants and rights, if any. Those securities are included in the total number of outstanding shares when computing the percentage beneficially owned by the person or group. The securities are not included in the total number of outstanding shares when computing the percentage of shares beneficially owned by any other person or group.

(2)	The certificate of designations for the Series A Convertible
Preferred Stock ("Series A Stock") and the on stock purchase warrants to be issued in the private placement provide that the Series A Stock may only be converted into, and the warrants may only be exercised for, a number of shares of Common Stock that would cause the converting or exercising holder to beneficially own a maximum of 9.9% of the shares of Common Stock then outstanding.

(3)	Share amounts adjusted for the 1-for-4 reverse stock split.
Current percentages are based upon 1,403,188 outstanding shares. Post-Reverse Merger percentages are based upon 13,280,065 outstanding shares.

(4)     Business address is 20 West 55th Street, New York, New York 10019.

(5)	Business address is 817 Winchester Road, Lexington, Kentucky
40505.

(6)	Mr. Peterson is the CEO of Baton Development. Business address is
10040 East Happy Valley Road # 37, Scottsdale, Arizona 85260.

(7)	Business address is 505 Executive Park, Louisville, Kentucky
40207.

(8)	Business address is 4100 Newport Place, Suite 620, Newport Beach,
California 92260.

(9) The group is comprised of Dr. Chimerine and Mr. Scherne until the effective time of the Reverse Merger, at which time the members of the group will become Messrs. Turner, Peterson, Rustand and Weller.

           MARKET FOR COMMON STOCK AFTER THE REVERSE MERGER

       Upon completion of the private placement to the Vision Investment Group and the effectiveness of the Reverse Merger, a total of 13,280,065 shares of New MedPro Common Stock will be issued and outstanding. Of these shares, however, the only shares that will be freely tradable without restriction under applicable federal and state securities laws will be the 134,148 shares held by the shareholders of DSRV before the Reverse Merger other than Vision and the other affiliates of DSRV. References to DSRV shares in this section give effect to the 1-for-4 reverse stock split.

       MedPro shareholders and SC Capital will together receive 11,878,628 shares of New MedPro Common Stock when the Reverse Merger becomes effective, all of which will be restricted securities. Currently, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell the securities under Rule 144, subject to volume of sale and certain other restrictions. The restrictions expire if that person is not an affiliate of New MedPro and has beneficially owned the restricted securities for at least two years.

       Vision will own 1,254,038 of the 1,403,188 DSRV common shares outstanding before the Reverse Merger. Vision and any other persons who were affiliates of DSRV before the Reverse Merger will be able to sell the DSRV shares they held before the Reverse Merger commencing three months after the effective date of the Reverse Merger, provided such persons have held any shares purchased from DSRV or its affiliates for at least six months and are not deemed to be affiliates of New MedPro after the Reverse Merger. Any such sales must comply with the volume of sale and certain other conditions of Rule 144.

       Certain directors and executive officers of MedPro, who will own a total of 7,322,392 shares of New MedPro Common Stock after the Reverse Merger, have entered into lock-up agreements with the Vision Investor Group. The agreements provide that the shareholder will not sell any shares of New MedPro that they presently own or may acquire until a date six months after the effective date of the registration statement to be filed with the SEC for the resale of the New MedPro Common Stock issuable upon conversion of the Series A Stock and the exercise of Warrants.

       Vision and the other purchasers in the private placement have entered into a registration rights agreement with DSRV providing that after the Reverse Merger, New MedPro will register for resale (a) shares of New MedPro Common Stock owned by former MedPro shareholders who have not entered into lock-up agreements and (b) the shares of New MedPro common stock underlying the Series A Stock and warrants issued to the Vision Investor Group. If the number of shares registered for resale must be reduced as a condition of effectiveness by the SEC, the number of shares to be registered by each former MedPro shareholder and each member of the Vision Investor Group will be reduced on a pro rata basis.

       Although the shares of New MedPro Common Stock will be quoted on the Over-the-Counter Bulletin Board (OTCBB.com) after the Reverse Merger, only a small percentage of the outstanding shares will initially be freely tradable shares. Accordingly, we do not expect there to be an active trading market for New MedPro Common Stock immediately after the Reverse Merger, and such a market can be expected to develop only after a lengthy period, if at all. Trading prices may be volatile due to the extremely limited number of freely tradable shares. In addition, the Registration Rights Agreement will obligate New MedPro to register for resale a large number of shares of its Common Stock issuable upon the conversion of Series A Stock and the exercise of stock purchase warrants. The placing of sale orders for a large number of newly issued shares relative to the number of freely tradeable shares would likely have the effect of depressing the trading price of New MedPro Common Stock.

       Upon effectiveness of the Reverse Merger, 13,280,065 shares of New MedPro Common Stock will be outstanding. In addition, up to approximately 31,955,000 shares of New MedPro Common Stock, would be issuable if all of the Series A Stock were converted and the maximum number of stock purchase warrants were issued in the Private Placement were to be exercised in full for cash, a number of shares that substantially exceeds the total amount currently outstanding. The following table illustrates the hypothetical dilutive effect the conversion of the Series A Stock and the exercise of warrants for cash could have on the ownership interests of New MedPro shareholders.

                                  Number of Shares
Holders of Shares of New MedPro    of New MedPro       Warrant Exercise    Warrant Aggregate   Percent Interest
      Common Stock                  Common Stock       Price Per Share      Exercise Price      in New MedPro
-------------------------------   ----------------     ----------------    -----------------   ----------------
Immediately after the Reverse
Merger
------------------------------

Former MedPro Shareholders              11,284,696                                                   85.0%
Vision and former DSRV affiliates        1,267,290                                                    9.5%
Other DSRV shareholders                    134,148                                                    1.0%
SC Capital                                 593,931                                                    4.5%
                                     -------------                                                 -------
     TOTAL                              13,280,065                                                  100.0%

Assuming conversion of the Series
A Stock and the exercise of
warrants for  the maximum number
of common shares (1)
--------------------------------

Former MedPro shareholders              11,284,696
24.6%All DSRV shareholders               1,401,438                                                   3.0%
SC Capital                                 593,931                                                   1.3%
Series A Stock                           6,668,230                                                  14.6%
A Warrants                               6,668,230            $1.81          $   12,069,496         14.6%
B Warrants                               6,668,230            $1.99          $   13,269,778         14.6%
J Warrants (2)                           5,975,116            $2.18          $   13,025,753         13.0%
C Warrants (2)                           5,975,116            $2.18          $   13,025,753         13.0%
Other Warrants (3)                         601,494             (2)           $    1,102,891          1.3%
                                     -------------                           --------------       -------
     TOTAL                              45,836,481                           $   52,493,671        100.0%
                                     =============                           ==============       =======
-------------------------

 (1) Assumes no anti-dilution adjustments of conversion price of the Series A stock and exercise price of warrants.

(2) The Series J and Series C Warrants will only be included in units issued to an investor who purchases units for an aggregate purchase price of $5 million or more.

(3) Warrants to purchase 533,458 shares at $1.81 per share and 68,036 shares at $1.99 per share.

       If all of the Series A Stock were fully exercised and the maximum number of warrants were issued in the private placement and converted in full into New MedPro Common Stock, the ownership of former MedPro shareholders in New MedPro immediately after the Reverse Merger would be reduced from 85.0% to 24.6% and the ownership interests of the current DSRV shareholders other than Vision would be reduced from 1.0% to 0.3%.

       In lieu of exercising their warrants for cash, the holders of Series A, Series B and Series C Warrants may make a cashless exercise of their warrants, and receive a number of shares of Common Stock having an aggregate market value equal to the difference between the market value of the shares of Common Stock for which the warrant is being exercised on the date of exercise and the aggregate exercise price of that number of shares. To the extent warrant holders elect the cashless exercise option, New MedPro will issue fewer shares and receive less cash consideration upon the exercise of the warrants, and New MedPro stockholders will realize a smaller reduction in their percentage interest in New MedPro.

                       EXECUTIVE COMPENSATION

       The following Executive Compensation chart highlights the compensation for DSRV's executive officers for the fiscal years ended December 31, 2005 and 2006:

                     SUMMARY COMPENSATION TABLE

                                                          Non-Equity    Non-Qualified
Name and                                                   Incentive       Deferred
Principal                                Stock   Option      Plan        Compensation    All Other
Position            Year  Salary  Bonus  Awards  Awards  Compensation      Earnings     Compensation    Total
                           ($)     ($)    ($)     ($)         ($)            ($)             ($)         ($)
---------------------------------------------------------------------------------------------------------------
Harry Miller
(CEO and
President) (1)      2006   -0-     -0-    -0-     -0-         N/A            N/A             N/A         -0-
                    2005   -0-     -0-    -0-     -0-         N/A            N/A             N/A         -0-

Lawrence Chimerine
(CEO and President)
(2)                 2006   -0-     -0-    -0-     -0-         N/A            N/A             N/A         -0-

Robert Scherne
Chief Financial
Officer and
Secretary (2)       2006   -0-     -0-    -0-     -0-         N/A            N/A             N/A         -0-

-------------------------

(1)	Mr. Miller resigned as an officer of DSRV on December 15,
        2006.
(2)	Messrs. Chimerine and Scherne assumed their respective officer positions on December 15, 2006.


Employment Agreements

       The Company compensates its current officers for their respective services by agreement as follows:

       Our CEO receives cash in the amount of $1,000 per month and 625 shares of restricted Common Stock per Quarter. Our CFO, Secretary receives $150.00 per hour worked on Company business, 50% of which is payable in cash and 50% of which is payable in shares of restricted Common Stock at the rate of $0.13 per share. These agreements are terminable at will.

Employee Stock Compensation Plans

       The Company has no other stock compensation arrangements or any qualified or non-qualified employee stock compensation plans.


                     CORPORATE GOVERNANCE

       Since December 2006, DRSV has not conducted any active business operations and has no full-time employees. Instead, the Company has pursued a strategy to seek to combine with an ongoing business with an opportunity for growth. Since Vision Opportunity Master Fund acquired 89.83% of the Company's outstanding shares of Common Stock on December 15, 2006, the Company has had one director who was appointed by Vision. Accordingly, the Board has held no meetings and has taken actions solely by written consent. The Board has no standing committees.

Director Independence

	Because the Company has not held an annual meeting of shareholders for the purpose of electing directors, the Company has not selected a definition of a national securities exchange by which to determine the independence of its sole director, Dr. Lawrence
Chimerine.

	Of the four persons designated by MedPro to become all of the Company's directors immediately after the Reverse Merger, none are expected to be independent under the definition of the NASDAQ Stock Exchange. Messrs Turner and Weller will be officers and employees of New MedPro. SC Capital, for which Mr. Rustand is a Managing Director, is receiving a fee for providing financial advisory services to MedPro in connection with the Reverse Merger and the private placement. Baton Ventures, an entity controlled by Gary Peterson, has been a party to transactions with MedPro described below under "Transactions with Management and Others."

Audit Committee and Audit Committee Financial Expert

       DSRV is not a "listed company" under SEC rules and is therefore not required to have, and currently does not have, an audit committee comprised of independent directors. Dr. Chimerine has not determined whether he qualifies as an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. He is able to read and understand fundamental financial statements and has substantial business experience.

Code of Ethics

       A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

   * Honest and ethical conduct, including the ethical handling of actual or perceived conflicts of interest between personal and professional relationships;

   * Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

   * Compliance with applicable governmental laws, rules and regulations;

   * The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

   *   Accountability for adherence to the code.

       Due to the limited scope of DSRV's current operations, DSRV has not adopted a corporate code of ethics that applies to its executive officers.

Conflicts of Interest

       DSRV has not established policies or procedures for the resolution of current or potential conflicts of interest between DSRV, its officers and directors, or affiliated entities. See "Transactions with Management and Others," below.

Shareholder Communications

       DRSV has no specific policy or procedural requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders has been necessary to date, because DSRV has no current operations and its controlling shareholder has the power, at its discretion, to appoint one or more directors.

       DSRV does not have any restrictions on shareholder nominations under its Articles of Incorporation or by-laws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules. There are no formal criteria for nominees.

       For the reasons noted above, the Board of Directors has not adopted procedures for communications from shareholders.

Indemnification

       Under Nevada law and pursuant to our Articles of Incorporation and bylaws, DSRV may indemnify its officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to DSRV's officers or directors pursuant to the foregoing provisions, DSRV has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

        SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

       Section 16(a) of the Exchange Act and regulations thereunder require the Company's executive officers and directors, and persons who own more than ten (10%) percent of the Common Stock of the Company to file reports of ownership and changes in ownership with the Commission, and to furnish the Company with copies of all such Section 16(a) reports filed. Based solely on the Company's review of copies of the Section 16(a) reports filed for the fiscal year ended December 31, 2006, the Company believes that all requisite reports have been filed.

               TRANSACTIONS WITH MANAGEMENT AND OTHERS

       This section describes transactions that have occurred since the beginning of the last fiscal year or are proposed with respect to which a director or executive officer of DSRV or MedPro, a beneficial owner of more than 5% of any class of the securities of DSRV or MedPro, or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest.

Dentalserv.com and Vision

       Since December 15, 2006, when it acquired a controlling interest in the Company, Vision Opportunity Master Fund has funded the Company's operating expenses and provided the Company with its principal office space and miscellaneous administrative services, free of cost. Vision, will also be the primary investor in the Company's private placement of units comprised of Series A Stock and various warrants to purchase Common Stock.

MedPro

       Bridge Loan from Vision

       In anticipation of the closing of the merger and the private placement to the Vision Investment group, MedPro has borrowed $1,000,000 from Vision, to be paid back in full upon the closing of the merger or upon the termination of the merger (the "Bridge Loan"). The Bridge Loan bears interest at a rate of 8% per year and requires that Medpro pay an origination fee of $50,000. The Bridge Loan is secured by certain personal property, intangibles and receivables of MedPro.

       Office Lease

       MedPro leases its office and storage facility in Lexington, Kentucky, under a non-cancelable operating lease with a partnership in which MedPro's Chairman and CEO holds an interest. The lease runs through 2012 at a monthly rate of $6,500 with an option for two five year extension options.

       Vacumate Merger

       On May 22, 2007, Vacumate LLC, a subsidiary in which MedPro owned a 40% interest, merged into MedPro (the "Vacumate Merger"). Vacumate held rights to develop certain medical products, such that MedPro's ownership interest in Vacumate represented a substantial portion of MedPro's total assets. The purpose of the Vacumate Merger was to combine Vacumate and MedPro in a manner that gave the equity owners of each company value in the combined company equivalent to the value held in each of the predecessor companies. In the Vacumate Merger:



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   *    each of the 60 ownership units of Vacumate held by owners other than MedPro converted automatically into 228,205.33 shares of the common stock of the combined company; and

   * each of the shares of MedPro common stock issued and outstanding immediately before the effective time was reduced to 0.4 shares of the common stock of the combined company.

       In the Vacumate Merger, our proposed Director, W. Craig Turner, and members of his family, who together owned 33 Vacumate units, received approximately 7.5 million shares of the common stock of the combined company.

       As a result of the Vacumate Merger, each MedPro stock certificate dated before May 22, 2007 now represents 40% of the number of shares stated on the certificate.

       Technology Development and Option Agreement

       	On February 19, 2007, MedPro entered into a Technology Development and Option Agreement (the "Technology Agreement") with SGPF, LLC. W. Craig Turner who is a director or executive officer of MedPro, owns 100% of the equity units of SGPF. The Technology Agreement provides that SGPF will acquire technology and related products known as the "Blunt Technology" comprised of the Safety Syringe System, with and without a Distal Protective Needle, in a Fillable and Pre-filled Configuration. MedPro will manage and direct the development of the Blunt Technology with the objective of fully commercializing the Blunt Technology as quickly as possible. MedPro must pay up to $375,000 towards the cost of developing the Blunt Technology. MedPro will have the option to purchase the Blunt Technology for $2,500,000 in cash, reimbursement for certain development costs, and $2,500,000 in common stock of MedPro based on a value of $1.81 per share. MedPro will also assume the remaining patent payments that are due at the time that it executes its option.

       SGPF's agreement with Visual Connections and its founder gives SGPF the right to acquire rights to the Blunt Technology, including rights to the related patent and patent applications. The agreement provides for the transfer of the rights to the Blunt Technology upon SGPF's making an initial transfer payment of $250,000. Thereafter, SGPF would pay Visual Connections transfer payments totaling $2,750,000 in installments over three years. Beginning in February 2007, SGPF would also pay a royalty of 5% of on the first $250,000 of adjusted gross sales of products using the Blunt Technology in any calendar year, and 4% of the adjusted gross sales of such products for remainder of the year.

       Key-Lok[TM]

       During 2006, MedPro acquired a needless IV system, known as Key-Lok[TM], a product owned by Baton Ventures, LLC, an entity managed by Baton Development, Inc., an entity owned by MedPro's Vice Chairman. In the transaction, MedPro issued 1,600,780 shares of MedPro common stock to Baton Ventures and assumed outstanding legal bills of approximately $10,000. Baton Ventures, LLC also elected to convert a total of $452,000 in additional bridge loans to 731,530 shares of MedPro common stock.

       Convertible Notes

       Upon approval of the Merger Agreement, four holders of convertible notes issued by MedPro ("Notes") will receive 476,013.5 shares of MedPro common stock at an assumed price per share of $0.6512 to retire the outstanding principal and interest on the Notes totaling approximately $310,000. A fifth Note holder received $472,983.00 in cash to retire his Note. To facilitate the cash payment to the Note holder, MedPro issued 1,136,363.6 shares of its common stock to three of its existing stockholders in consideration of cash proceeds totaling $500,000.

       Loans to MedPro

       Certain officers, directors, shareholders, and their affiliated entities have made loans to MedPro on varying terms, including interest rates and conversion features. In May 2007,

MedPro retired approximately $810,000 of outstanding principal and accrued interested owed to these related parties in exchange for newly issued shares, as described in the accompanying information stated under Certain Relationships and Related Party Transactions" on page 2. As of September 30, 2007, MedPro's indebtedness to these related parties totaled $4,016,869. Included in this amount is a $2,000,000 promissory note that carries an interest rate of 6% and is payable to CRM Companies, Inc., an entity that is owned by MedPro's Chairman.
After the Reverse Merger, New MedPro intends to use a portion of the net proceeds from the private placement to pay off all of the outstanding notes payable to and advances from shareholders.


                              DENTALSERV.COM




                              Lawrence Chimerine, President and
                              Chief Executive Officer

New York, New York
December 7, 2007